SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_________________________

SCHEDULE 13G

Under the Securities Exchange Act of 1934
 (Amendment No. 1)*

CONSTRUCTION PARTNERS, INC.
_________________________
(Name of Issuer)

Class A common stock, par value $0.001 per share
_________________________
(Title of Class of Securities)

21044C107
_________________________
(CUSIP Number)

December 31, 2019
_________________________
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐     Rule 13d-1(b)

☐     Rule 13d-1(c)

☒     Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 21044C107	13G	Page 2 of 6 Pages

1. NAMES OF REPORTING PERSONS

        Charles Edward Owens

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) ☐
(b) ☐

3. SEC USE ONLY

4. CITIZENSHIP OR PLACE OF ORGANIZATION

        United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

        5. SOLE VOTING POWER

         2,500,048 (1)

        6. SHARED VOTING POWER

         0

        7. SOLE DISPOSITIVE POWER

         2,500,048 (1)

        8. SHARED DISPOSITIVE POWER

         0

9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        2,500,048 (1)

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

        7.1% (1) (2)

12. TYPE OF REPORTING PERSON

        IN

(1) Represents 2,500,048 shares of Class A common stock of Construction Partners, Inc. (the “Issuer”) issuable upon conversion of 2,500,048 shares of the Issuer’s Class B common stock held directly by Grace, Ltd., a limited partnership for which Charles E. Owens serves as general partner. As general partner of Grace, Ltd., Mr. Owens may be deemed to exercise voting and investment power over the securities of the Issuer held directly by Grace, Ltd.

(2) Based on 32,705,418 shares of Class A common stock outstanding as of December 11, 2019, as reported by the Issuer in its Annual Report on Form 10-K, filed with the Securities and Exchange Commission on December 13, 2019.

CUSIP No. 21044C107	13G	Page 3 of 6 Pages

1. NAMES OF REPORTING PERSONS

        Grace, Ltd.

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) ☐
(b) ☐

3. SEC USE ONLY

4. CITIZENSHIP OR PLACE OF ORGANIZATION

        Alabama

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

        5. SOLE VOTING POWER

         2,500,048 (1)

        6. SHARED VOTING POWER

         0

        7. SOLE DISPOSITIVE POWER

         2,500,048 (1)

        8. SHARED DISPOSITIVE POWER

         0

9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        2,500,048 (1)

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

        7.1% (1) (2)

12. TYPE OF REPORTING PERSON

        PN

(1) Represents 2,500,048 shares of Class A common stock of Construction Partners, Inc. (the “Issuer”) issuable upon conversion of 2,500,048 shares of the Issuer’s Class B common stock held directly by Grace, Ltd., a limited partnership for which Charles E. Owens serves as general partner. As general partner of Grace, Ltd., Mr. Owens may be deemed to exercise voting and investment power over the securities of the Issuer held directly by Grace, Ltd.

(2) Based on 32,705,418 shares of Class A common stock outstanding as of December 11, 2019, as reported by the Issuer in its Annual Report on Form 10-K, filed with the Securities and Exchange Commission on December 13, 2019.

CUSIP No. 21044C107	13G	Page 4 of 6 Pages

SCHEDULE 13G

Item 1.

        (a) Name of Issuer:

         Construction Partners, Inc.

        (b) Address of Issuer's Principal Executive Offices:

         290 Healthwest Drive, Suite 2
         Dothan, Alabama 36303

Item 2.

        (a) Name of Person Filing:

Incorporated by reference from Item 1 of the Cover Pages.

The reporting persons have entered into a Joint Filing Agreement, pursuant to which the reporting persons have agreed to file this Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

        (b) Address of Principal Business Office or, if None, Residence:

         Charles E. Owens
         290 Healthwest Drive, Suite 2
         Dothan, Alabama 36303

         Grace, Ltd.
         10 Chateau Place
         Dothan, Alabama 36303

        (c) Citizenship:

         Incorporated by reference to Item 4 of the cover pages.

        (d) Title of Class of Securities:

         Incorporated by reference to the cover pages.

        (e) CUSIP Number:

         Incorporated by reference to the cover pages.

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

        Not applicable.

CUSIP No. 21044C107	13G	Page 5 of 6 Pages

Item 4. Ownership.

        (a) Amount beneficially owned: Incorporated by reference from Item 9 of the cover pages.

        (b) Percent of class: Incorporated by reference from Item 11 of the cover pages.

        (c) Number of shares as to which such person has:

         (i) Sole power to vote or to direct the vote:

          Incorporated by reference from Item 5 of the cover pages.

         (ii) Shared power to vote or direct the vote:

          Incorporated by reference from Item 6 of the cover pages.

         (iii) Sole power to dispose or direct the disposition of:

          Incorporated by reference from Item 7 of the cover pages.

         (iv) Shared power to dispose or to direct the disposition of:

          Incorporated by reference from Item 8 of the cover pages.

Item 5. Ownership of Five Percent or Less of a Class.

        Not applicable.

Item 6. Ownership of More Than Five Percent on Behalf of Another Person.

        Not applicable.

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

        Not applicable.

Item 8. Identification and Classification of Members of the Group.

        Not applicable.

Item 9. Notice of Dissolution of Group.

        Not applicable.

Item 10. Certifications.

Not applicable.

CUSIP No. 21044C107	13G	Page 6 of 6 Pages

SIGNATURES

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 22, 2020	/s/ Charles E. Owens
Charles E. Owens

Grace, Ltd.

/s/ Charles E. Owens
By: Charles E. Owens
Its: General Partner

EXHIBIT INDEX

Exhibit No.	Description
1	Joint Filing Agreement (incorporated by reference to Exhibit 1 to the Schedule 13G filed by Charles E. Owens and Grace, Ltd. on January 7, 2019)